FORM 6-K

1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer

1Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 28, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

2

NEWS RELEASE

   ELD No. 05-04

TSX: ELD  AMEX: EGO

     April 28, 2005

FIRST QUARTER 2005 FINANCIAL RESULTS

(all figures in United States dollars)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company" or "we") is pleased to report on the financial and operational results of the Company for the 2005 first quarter ended March 31, 2005.

First Quarter Highlights

  Signed an agreement on April 7, 2005 to acquire 84% of the Vila Nova project in Amapa State, Brazil

  Net loss of $8.96 million or $0.03 per share

  Produced 14,311 ounces of gold at a cash cost of $407 per ounce

  $120.70 million in cash and short-term deposits

  Continued exploration in Brazil and Turkey

  Construction at Kisladag proceeding satisfactorily

Financial Results

The consolidated net loss for the first quarter 2005 was $8.96 million or ($0.03) per share, compared with a net loss of $0.66 million or $0.00 per share in the first quarter of 2004. The increased loss results from lower gold sales and higher operating costs at the Sao Bento mine, Brazil.

In the first quarter 2005, we sold 16,910 ounces of gold at an average realized selling price of $428 per ounce. For comparison, in the first quarter of 2004, we sold 22,793 ounces of gold at an average realized price of $394 per ounce, or $408 per ounce excluding $0.33 million in hedging loss amortization.

We continue to be in a strong financial position. At March 31, 2005, we held $120.70 million in cash and short-term deposits. We have sufficient funds to construct and expand the Kisladag mine and continue to develop the Efemcukuru project in Turkey, carry out our planned 2005 exploration programs in Turkey and Brazil and pursue new opportunities in China and elsewhere.

On April 6, 2005, Tuprag Metal Madencilik ("Tuprag"), a wholly owned subsidiary of Eldorado, entered into a $65.00 million Revolving Credit Facility with HSBC Bank USA (the "Credit Facility").  Eldorado has guaranteed the Credit Facility, which is fully secured by cash deposits (equivalent to the amounts advanced by HSBC Bank USA to Tuprag) to a cash collateral account over which HSBC Bank USA holds security.  No hedging is required under this agreement.

Funds advanced under the Credit Facility will be used to construct the Kisladag mine. When the Kisladag mine achieves production Tuprag's net earnings will be directed to repaying the Credit Facility and funds in the cash collateral account will be released to Eldorado in parallel with these repayments.  The Credit Facility will finance construction at the Kisladag mine in the most efficient manner.

Operating Performance

In the first quarter of 2005, we produced 14,311 ounces of gold at the Sao Bento mine at a cash cost of $407 per ounce, compared to 21,158 ounces of gold at a cash cost of $276 per ounce in the first quarter of 2004. Production was lower as we prioritized shaft deepening activities while deferring stope production. The shaft deepening project is scheduled for completion in the third quarter 2005. Cash costs have increased due to the challenging work conditions caused by the high level of waste handling required by the shaft deepening project and the appreciation of the Brazilian currency.  We are forecasting 2005 production of 72,000 ounces at our Sao Bento mine, at a cash cost of $320 per ounce.

Development

Kisladag

Construction activities proceeded well during the first quarter despite exceptionally high seasonal rainfall which delayed leach pad construction in the quarter.  Work activities included process water line installation, power line installation, leach pad and earthworks, bypass and access road construction as well as initiating development within the pit with the mining contractor.  Eldorado's on-site management team continues to be built in an orderly manner to ensure an efficient transition to an operating mine at year end.

We continue to work towards construction completion in the fourth quarter with commissioning leading to start up as planned by year end.

The Company is experiencing higher than planned construction costs due principally to a continued strengthening of the Turkish Lira 1.3 million Turkish Lira/$ ("MTL/$") compared with 1.5 MTL/$ planned.  In May the Company will be providing an updated forecast cost of completion accompanied by an updated projection of operating costs.

Efemcukuru

As part of the Environmental Impact Assessment ("EIA") process for the Efemcukuru project, the Turkish Ministry of Forestry and Environment held its public meeting in Efemcukuru Village to obtain input from the local community regarding the Company's planned mine development. Subsequent to this meeting and incorporating contributions from the meeting, the Company is finalizing its EIA Study which will be submitted to the Ministry in May 2005.

Exploration

We continue to focus our exploration activities on Brazil and Turkey, completing detailed mapping, sampling and initial drill programs at various sites in these two countries.

Brazil

On April 7, 2005, we signed an agreement to acquire 84% of the Vila Nova project, where we believe there is excellent potential for both additional oxide mineralization and a structurally controlled banded iron formation hosted deposit. Under the terms of the agreement, we will spend a minimum of $200,000 in exploration before March 20, 2006 and pay $5.2 million in a series of payments over a three-year period. We have budgeted $1.8 million in exploration expense for this project in 2005, and are immediately embarking on a work program consisting of mapping and channel sampling. We will also continue our exploration work at Cassipore and Tartarugalzinho.

Turkey

We drilled six reverse circulation holes at Toplak Tepe in Turkey's Western Pontide belt to test a gold and base metal anomaly.  All of the holes show anomalous copper, lead, and zinc values and the current interpretation is that Toplak Tepe may represent the periphery of a gold bearing volcanogenic massive sulfide system.  We are considering a geophysical program (EM or IP) prior to conducting more drilling.  We also drilled five holes at Keditasi in Western Turkey, targeting a gold soil geochemistry anomaly and an area of pervasive silification.

Generally, the holes have yielded only low grade gold values.  At the AS Project (Demir Joint Venture) we began bulldozer work on a road that will provide access for mapping, sampling and diamond drilling. In the months ahead, we will focus on diamond drilling on the AS project and the Koyulhisar project in the Western Pontides.

Corporate Development

"We have high expectations for the potential of the Vila Nova project, which we believe will be a tremendous addition to our asset base," said Paul Wright, President and Chief Executive Officer. "We're also pleased with the progress being made at Kisladag which should be commissioned by year-end and at Efemcukuru, where we plan to submit our EIA study in May."

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form, Form 40-F drafted March 30, 2005.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Business - Risk Factors" in the Company's Annual Information Form,  Form 40F dated March 30 ,2005.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

March 31, 2005	Report to Shareholders
Suite 1188 - 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

April 27, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)	March 31,	December 31,
	2005	2004

(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$120,703	$135,390
Accounts and other receivables	7,925	8,705
Inventories	5,875	5,927
	134,503	150,022

Property, plant and equipment	62,718	52,337
Mineral properties and deferred development	22,818	22,676
Investments and advances	562	1,224
	$220,601	$226,259

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$7,467	$6,005
	7,467	6,005

Asset retirement obligation	8,180	8,059
Contractual severance obligation	742	636
Future income taxes	4,499	4,598
	20,888	19,298

SHAREHOLDERS' EQUITY
Share capital (Note 3)	509,405	508,373
Contributed surplus	1,094	1,094
Stock based compensation	5,815	5,138
Deficit	(316,601)	(307,644)
	199,713	206,961
	$220,601	$226,259
Commitments and Contingencies (Note 4)
Subsequent Events (Note 7)

Approved by the Board	Approved by the Board

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended
March 31,		March 31,
2005		2004
	(Unaudited)	(Unaudited)
Revenue
Gold sales	$7,234	$8,973
Interest and other income	648	967
	7,882	9,940
Expenses
Operating costs	7,982	6,265
Depletion, depreciation and amortization	2,515	1,059
General and administrative	2,457	1,245
Exploration expense	1,154	927
Stock based compensation expense	1,364	3,316
Accretion of asset retirement obligation	121	107
Gain on disposal of investments and advances	-	(37)
Writedown of investments and advances	662	-
Foreign exchange loss	608	236
	16,863	13,118

Loss before income taxes	(8,981)	(3,178)

Tax recovery (expense)
Current	(72)	1,845
Future	96	670
Net loss for the period	(8,957)	$(663)

Deficit at the beginning of the period:	(307,644)	(293,702)

Deficit at the end of the period	(316,601)	$(294,365)

Weighted average number
of shares outstanding	276,336,250	254,236,824

Basic and Diluted loss per share - U.S.$	(0.03)	$-
Basic and Diluted loss per share - CDN.$	(0.04)	$-

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
Three months ended
March 31,	March 31,
-	-	-	-	-	-	2005	-	2004

(Unaudited)	(Unaudited)
Cash flows from (used in) operating activities
Net loss for the period	$(8,957)	$(663)
Items not affecting cash
Depletion, depreciation and amortization	2,515	1,059
Future income taxes	(96)	(670)
Interest and financing costs	-	-
Writedown of investments and advances	662	-
Amortization of hedging loss	-	329
Stock based compensation expense	1,364	3,316
Contractual severance expense	106	80
Accretion of asset retirement obligation	121	107
Foreign exchange loss	795	516
(3,490)	4,074
(Increase) decrease in accounts receivable	780	(769)
(Increase) decrease in inventories	52	427
(Decrease) increase in accounts payable and accrued liabilities	1,462	(2,167)

(1,196)	1,565
Cash flow from investing activities
Property, plant and equipment	(12,896)	(2,979)
Mineral properties and deferred development	(142)	(10,394)
Investments and advances	-	(35)
Proceeds from disposals of investments and advances	-	69
(13,038)	(13,339)
Cash flow from financing activities
Issue of common shares:
Voting - for cash	345	450
345	450

Foreign exchange loss on cash held in foreign currency	(798)	(511)
Net decrease in cash and cash equivalents	(14,687)	(11,835)

Cash and cash equivalents at beginning of the period	135,390	105,465

Cash and cash equivalents at end of the period	$120,703	$93,630

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2005 and 2004

(in thousands of U.S. dollars except per share and per ounce amounts)

1.

Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Brazil. Development and construction of a mine and processing facility is underway in Turkey. Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss).  A basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the period.  The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding at the period end using the treasury stock method.

3.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  At March 31, 2005 the Company has nil non-voting shares outstanding.  The details of the voting common shares issued and outstanding are as follows:

2005	Shares Issued	Amount

Shares at beginning of the year	276,263,776	$508,373
Shares for exercised stock options	195,167	345
Stock based compensation	-	687
Shares at March 31, 2005	276,458,943	$509,405

(b)      Share option plan

As at March 31, 2005, the Company has share option plans as described in the most recent annual financial statements of the Company. The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2005 for the plans were $1,364.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2005 and 2004

(in thousands of U.S. dollars except per share and per ounce amounts)

3.  Share Capital (continued)

A summary of the terms and status of Company's outstanding options at March 31, 2005 and the changes for the period ending on that date is presented below:

	Three months ended
	March 31, 2005
Options	Outstanding	Weighted average
	Options	exercise price - Cdn.$

Outstanding at the beginning of the period	5,638,000	3.25
Granted	1,870,000	3.38
Exercised	(195,167)	2.17
Expired/Cancelled	(75,000)	3.53
Outstanding at the end of the period	7,237,833	3.32

Options exercisable at period end	5,991,166	3.30

  The following table summarizes information about share options outstanding as at March 31, 2005.

Number Outstanding	Weighted-Average	Weighted Average Exercise
At March 31, 2005	Remaining	Price - Cdn$
	Contractual Life
	(years)

95,000	1.32	0.39
364,000	2.20	1.09
1,089,000	3.26	2.97
3,836,500	3.89	3.67
1,853,333	4.76	3.38
7,237,833	3.90	3.32

The following table summarizes information about the warrants outstanding as at March 31, 2005.

Number Outstanding	Weighted-Average	Weighted Average Exercise
At March 31, 2005	Remaining	Price - Cdn$
	Contractual Life
	(years)
12,442,650	0.40	4.10

On August 16, 2004 the expiry date of the warrants issued in connection with the completed financing of August 25, 2003  was extended from August 25, 2004 to August 25, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2005 and 2004

(in thousands of U.S. dollars except per share and per ounce amounts)

4.      Commitments and Contingencies

The Company's contractual obligations at March 31, 2005, including payments due for each of the periods indicated, are summarized as follow:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total

Operating leases	$208	$215	$170	$170	$174	$945	$1,882
Capital expenditures	19,803	12	-	-	-	-	19,815
Purchases obligations	5,878	6,607	6,607	6,209	-	-	25,301

Total	$25,889	$6,834	$6,777	$6,379	$174	$945	$46,998

5.     Guarantee

Sao Bento Mineracao has made a guarantee deposit of approximately $529 relating to a tax case. The Company estimates that this amount will be refunded once the tax case has been settled.

6.      Segmented Information

All of Eldorado's operations are related to the gold mining industry.  In 2005 and 2004 Eldorado had a single producing mine, Sao Bento with mining and exploration assets located in South America and Turkey.  In 2003, the Company began exploration activities in China.

	Three months
	ended	ended
	March 31	March 31
	2005	2004
	(unaudited)	(unaudited)

Gold sales
Sao Bento Mine	$7,234	$8,973
	7,234	8,973

Operating costs
Sao Bento Mine	7,982	6,265
Accretion of asset retirement obligation	121	107
	8,103	6,372

Depletion, depreciation and amortization
Sao Bento Mine	2,476	1,044
	2,476	1,044

Corporate expenses, net of interest and other income	(2,456)	(492)
Exploration expense	(1,154)	(927)
Stock based compensation	(1,364)	(3,316)
Write down of investments and advances	(662)	-

Profit (loss) before income taxes	(8,981)	(3,178)

Tax recovery (expense)
Current	(72)	1,845
Future	96	670
Net income (loss) for the period	$(8,957)	$(663)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2005 and 2004

(in thousands of U.S. dollars except per share and per ounce amounts)

6.

Segmented Information (continued)

	Three months ended
	March 31	March 31
	2005	2004
	(unaudited)	(unaudited)

Revenues by geographic area
North America	$376	$448
South America	7,506	9,439
Turkey	-	53

	$7,882	$9,940

Net (loss) income by geographic area
North America	$(3,847)	$(4,763)
South America	(3,559)	4,063
Turkey	(1,551)	37
	-
	$(8,957)	$(663)

	Thee months
	ended	Year ended
	March 31	December 31
	2005	2004
	(unaudited)

Segment assets
Sao Bento - Consolidated	$68,365	$91,877

Total assets for reportable segments	68,365	91,877

Turkey - Consolidated	63,666	55,089
Canada	88,570	79,293
	$220,601	$226,259

Assets by geographic area
North America	$88,529	$79,293
South America	68,403	91,877
Turkey	63,669	55,089
	-
	$220,601	$226,259

7.     Subsequent Event

On April 6, 2005 Tuprag Metal Madencilik Snayi Ve Ticaret Limited Surketi ("Tuprag"), a wholly-owned subsidiary of the Company, entered into a Revolving Credit Facility ("Facility") for $65 million dollars with HSBC Bank USA, National Association ("HSBC Bank").  The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tuprag, to a cash collateral account over which the HSBC Bank holds security.

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

Management's Discussion & Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis (MD&A) reviews the business of Eldorado Gold Corporation ("Eldorado", "we" or "the Company"), and compares the Company's financial results for the first quarter ("Q1") of 2005 with those of Q1 2004. For a comprehensive understanding of Eldorado's financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars.

The MD&A has been prepared effective March 31, 2005, unless otherwise stated, and contains certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact, and including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate, and actual results and future events could differ materially from them.

Eldorado's Consolidated Financial Statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are filed with appropriate regulatory authorities in Canada and the United States.

1. 2005 - First Quarter in Review

Eldorado is a gold producer based in Vancouver, Canada. We own and operate the Sao Bento Gold Mine (the "Sao Bento mine", or "Sao Bento") in Brazil and are constructing the Kisladag mine in Turkey. We also explore for and/or acquire precious mineral properties for exploration and develop gold mineralized properties into mines.

Vila Nova

On April 7, 2005, we signed an agreement to acquire 84% of the Vila Nova project located in Amapa State, Brazil. Under the terms of the agreement, we will spend a minimum of $200,000 in exploration before March 20, 2006 and pay $5.2 million, staged in a series of payments over a three-year period. We reserve a right of termination. The Vila Nova project is situated approximately 90 kilometers northwest of the state capital of Macapa.

The Vila Nova project is located in lower proterozoic rocks of the Guyana Shield that are host to several major gold deposits, including Las Cristinas, Omai, Rosebel and Amapari. The geological setting is similar to what is found at our Sao Bento mine.

Garimpero workings extend for a strike length of over six kilometers on the main mineralized trend, exploiting gold from the oxidized weathered zone and also from un-oxidized bedrock. We believe that there is excellent potential for both additional oxide mineralization and a structurally controlled banded iron formation hosted deposit.

Net Loss for the Quarter

The consolidated net loss for Q1 2005 was $8.96 million or ($0.03) per share compared with a net loss of $0.66 million or ($0.00) per share in Q1 2004. The loss in Q1 2005 is due to lower gold sales and higher operating costs at the Sao Bento mine.

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

Gold Sales

In Q1 2005, we sold 16,910 ounces of gold for $7.23 million at an average realized selling price of $428 per ounce. This compares to Q1 2004 gold sales of 22,793 ounces at a realized average price of $394 per ounce, or $408 per ounce excluding $0.33 million in hedging loss amortization.

Financial Position

Eldorado is in a strong financial position. At March 31, 2005, we held $120.70 million in cash and short-term deposits. We remain debt free and hedge free. We have sufficient funds to construct the $63.10 million Kisladag mine, carry out our planned exploration programs in Turkey and Brazil and pursue new opportunities in China and elsewhere.

Revolving Credit Facility

On April 6, 2005 Tuprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi ("Tuprag"), a wholly-owned subsidiary of the Company, entered into a Revolving Credit Facility ("Facility") for $65 million dollars with HSBC Bank USA, National Association ("HSBC Bank").  The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tuprag, to a cash collateral account over which the HSBC Bank holds security.

Funds advanced under the Facility will be utilized for the construction of the Kisladag mine.  When the Kisladag mine achieves production the net earnings of Tuprag will be directed to repayment of the Facility and funds in the cash collateral account will be released to the Company in parallel with such repayments.

Kisladag Mine Construction

In Q1 2005, we continued construction of earthworks as part of the first phase of the leach pad at Kisladag. We have mobilized the construction workforce at the mine site and will complete our review of project costs and timing in Q2 2005. A stronger Turkish Lira, wet winter conditions and higher fuel and steel costs have all impacted the project's costs and timing. Kisladag mine construction is planned for completion in Q4 2005, with commissioning leading to startup as planned by the end of 2005.

We expect the Kisladag mine to begin producing gold at an annualized rate of 164,000 ounces in its first year of operations, increasing in year two to 240,000 ounces. Cash operating costs are expected to be $165 per ounce for a planned mine life of 14 years.

Lower Production at Sao Bento Mine

In Q1 2005, production at the Sao Bento mine was 14,311 ounces of gold at a cash cost of $407 per ounce compared with 21,158 ounces of gold at a cash cost of $276 per ounce in Q1 2004. We have slowed production at Sao Bento to prioritize the completion of the shaft-deepening project.

Ongoing Exploration in Brazil and Turkey

We continue to focus our exploration activities in Brazil and Turkey, completing detailed mapping, sampling and initial drill programs at various sites in these two countries.

2. Outlook

Production

In 2005, we are forecasting production of 72,000 ounces at our Sao Bento mine, at a cash cost of $320 per ounce. We will complete the shaft-deepening project at Sao Bento in Q3 2005 and will expand the Sao Bento mine's ventilation system.

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

Development

We expect to complete the construction of the Kisladag mine in Turkey, on time and on budget, in December 2005.

Litigation by certain third parties continues against Tuprag and the Turkish Ministry of Forestry and Environment seeking to cancel the Kisladag environmental positive certificate for Kisladag on the basis of an alleged threat to the environment. We are confident with both the methodology of the Environmental Impact Assessment ("EIA") Report and Tuprag's compliance with all procedural steps taken in obtaining the Kisladag environmental positive certificate. We continue to believe that ultimately such litigation will be successfully defended.

As part of the EIA process for our Efemcukuru project, a public meeting was held at the town of Efemcukuru on February 2, 2005 by the Turkish Ministry of Forestry and Environment to obtain input from local residents about our proposed mine. The meeting was well attended and provided excellent dialogue with and input from the local residents. We will address the questions and concerns of local residents in our EIA study for submission to the Ministry of Forestry and Environment in Q2 2005. Once we receive a positive certificate, we will prepare a Feasibility Study and obtain the necessary permits to construct and operate the mine. We currently have the data needed to prepare the Feasibility Study, and we expect to complete it by Q2 2006. Our development schedule for the Efemcukuru project, following approval of the EIA, anticipates that the mine will begin producing gold in late 2007.

Litigation by certain third parties continues against Tuprag and the Turkish Ministry of Energy and Natural Resources seeking to cancel the mineral license for the Efemcukuru project on the basis of an alleged threat to the water quality in the local catchment area. In the course of the litigation against the Ministry and Tuprag concerning the Efemcukuru project, a lower administrative court has issued an injunction which, while in effect, would bar the commencement of mining activities at the Efemcukuru project. We are confident that we will prevail in the case when it is heard in the higher courts. We do not anticipate a delay in the overall project as a consequence of the legal proceedings. Permitting activities are continuing.

Exploration

Our exploration program for the coming year is focused on Brazil, Turkey and China.

Brazil

The Company believes at the Vila Nova Project that there is excellent potential for both additional oxide mineralization and a structurally controlled banded iron formation hosted deposit.  We have budgeted $1.80 million in exploration expense for this project in 2005, and are immediately embarking on a work program.  We will also continue our exploration work at Cassipore and Tartarugalzinho.

Turkey

In Turkey, we intend to advance our pipeline of projects with particular emphasis on the AS project (Demir JV) and the Koyulhisar project (Western Pontides). Both of these projects will be the targets of diamond drilling during the upcoming field season.

China

We continue to pursue and evaluate exploration opportunities in China.

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

3. Exploration Activity in the First Quarter of 2005

During the first quarter, we continued to pursue exploration activities in Turkey and Brazil.

Turkey

At Toplak Tepe, in Turkey's Western Pontide belt, we drilled six reverse circulation holes for 744 meters to test a gold and base metal geochemical anomaly. At Keditasi in Western Turkey, five holes were drilled for 108 meters, targeting a gold soil geochemistry anomaly and an area of pervasive silification.

In the Demir JV area, bulldozer work was started on a road designed to cross the center of the deposit at the AS project. This road will provide access for mapping, sampling and diamond drilling.

Brazil

In addition to the Vila Nova acquisition we have continued our exploration work at Cassipore and Tartarugalzinho.

4. Review of Financial Results

Net (Loss) Income

In Q1 2005, our consolidated net loss was $8.96 million or ($0.03) per share, compared with a net loss of $0.66 million or ($0.00) per share in Q1 2004.

Revenues

Our revenues consist of sales of gold bullion, which is sold to a number of large institutions.

Q1		Q1
REVENUE - ($000)	2005	2004

Gold	$7,234	$9,302
Effects of hedging	-	(329)
Total gold sales	$7,234	$8,973
Interest and other income	648	967
	$7,882	$9,940

Interest and Other Income

Interest and other income for Q1 2005 was $0.65 million, consisting of $0.62 in interest income earned on cash and short-term money market investments.  Interest and other income for Q1 2004 was $0.97 million consisting of $0.46 million in interest income earned on cash and short-term money market investments and $0.51 of other income relating to Brazilian tax credits.

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

Expenses

Q1		Q1
EXPENSES - ($000)	2005	2004
Operating costs	$7,982	$6,265
Depletion, depreciation and amortization	2,515	1,059
General and administrative	2,457	1,245
Exploration expense	1,154	927
Stock based compensation expense	1,364	3,316
Foreign exchange (gain) loss	608	236
Write-down of investments	662	-
Other	121	70
	$16,863	$13,118

Operating Costs

The operating costs for the Sao Bento mine include $1.53 million of certain development costs. These development costs have been charged to operating costs based on the reduction of the estimate of probable reserves reported at December 31, 2004.  In addition we made a decision in Q1 2005 to reduce production rates to focus on the completion of the Shaft Deepening Project and expend additional resources on implementing tighter ground control practices at depth.  These factors combined with the appreciation of the Brazilian Real ("$R") are reflected in the higher cash costs per ounce for the quarter.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased in Q1 2005 due to the reduced mine life of the Sao Bento mine, which is now forecast to end in late 2007 or early 2008.

General and Administrative

The higher administrative expense in Q1 2005 is a result of increased administrative and start-up costs in Turkey related to the Kisladag mine. Administrative staffs have been employed to hire and train a core operating team at the Kisladag mine.

Exploration Expense

The significant increase in our exploration activities in Brazil, Turkey and China accounted for the increase in exploration expense spending. In Brazil, we established an office in Belo Horizonte to coordinate exploration activities throughout the country.

Stocked-Based Compensation Expense

The Company uses fair-value accounting for awards of stock options to employees, officers and directors under its share option plans. In Q1 2005, 1,870,000 options were granted to Eldorado employees and officers resulting in an expense of $1.36 million. In Q1 2004, 3,390,000 options were granted to Eldorado employees, officers and directors resulting in an expense of $3.32 million.

Foreign Exchange (Gain) Loss

In Q1 2005, the Canadian dollar weakened against the US dollar resulting in a $0.61 million foreign exchange loss on $83.8 million Canadian funds held. In Q1 2004, the Canadian dollar weakened against the US dollar resulting in a foreign exchange loss of $0.24 million on $70.4 million Canadian funds held.

Write-down of investments

On November 28, 2003 the Company purchased 2,500,000 units of Fury Explorations Ltd. ("Fury") at a price of $0.47 per unit.  Despite a strong gold price Fury's share price has been falling and as a result we

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

wrote down the investment to market at the quarter end.  At March 31, 2004 Fury's market price was $0.20 per share resulting in a write-down of $0.66 million.

Income Taxes

Current tax expense for Q1 2005 was $0.07 million compared to a tax recovery of $1.85 million in Q1 2004. The recovery in 2004 resulted from the reversal of the remaining Brazilian withholding tax liability from the completion of the restructuring of our inter-company debt.

Future income tax recovery was $0.10 million in Q1 2005, compared to a future income tax recovery of $0.67 million in Q1 2004. The recovery in 2004 is a result of a depreciation of the Brazilian Real ("$R") in Q1 2004 and a partial reversal of the previously booked foreign exchange gain on the inter-company loans.

5. Review of Mining Operations

Q1		Q1
Sao Bento Mine	2005	2004
Operating Data¹
Gold Production
Ounces	14,311	21,158
Cash Operating Costs ($/oz)5	$407	$276
Total Cash Costs ($/oz)2,5	$417	$284
Total Production Costs ($/oz)3,5	$593	$341
Realized Price ($/oz sold)4	$428	$408

Sao Bento Mine
Tonnes to Mill	67,328	90,586
Grade (grams/tonne)	8.31	8.18
Average Recovery Rate (%)	89.3	89.9

1 Cost figures calculated in accordance with the Gold Institute Standard.

2 Cash Operating Costs, plus royalties and the cost of off-site administration.

3 Total Cash Cost, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4 Excludes amortization of deferred gain or loss.

5 Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please see the section "Non-GAAP Measures" of the MD&A.

Gold production of 14,311 ounces in Q1 2005 at the Sao Bento mine in Brazil was 32% lower than production in Q1 2004. We have decided to slow down the ore production schedule at Sao Bento in order to focus on completing the shaft-deepening project. The deepening of the concrete-lined shaft by 270 meters from the 23rd to the 28th level, which has created more challenging working conditions underground due to a high level of waste handling.  We expect this to be completed in Q3 2005 at an approximate cost of $3.93 million in 2005 and will provide a bottom working elevation of 1,300 meters below surface.

The Sao Bento mine is also facing increasingly challenging ground conditions at depth, which has prompted us to implement tighter ground control practices. These factors, combined with the appreciation of the Brazilian currency, the $R, have resulted in an increase in cash costs on a per ounce basis to US$407/oz in Q1 2005 versus US$276/oz in Q1 2004. We expect gold production and cash costs to improve in Q3 2005 once the shaft deepening project is commissioned. We are forecasting production of

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

72,000 ounces at cash costs of US$320/oz for Sao Bento in 2005, assuming an average exchange rate of 2.75 $R to the US dollar.

In Q1 2005, we completed 863 meters of in-fill drilling and 1,290 meters of exploration drilling underground to better delineate reserves and upgrade inferred resources to the measured and indicated category.

Sao Bento Mine	Q1	Q1
Gold Production and Cost per Ounce	2005	2004

Direct mining expense	$410	$269
Inventory change	(14)	-
Refining and selling costs	8	5
Vancouver costs	4	3
By-product credits	(1)	(1)
Cash operating costs per ounce	$407	$276

Royalties and production taxes	10	8
Total cash costs per ounce	$417	$284

Depletion, depreciation and amortization	165	49
Foreign exchange (gain) loss	2	3
Accretion of asset retirement expense	9	5
Total production costs per ounce	$593	$341

6. Financial Conditions and Liquidity

Cash from Operations

The decrease from Q1 2004 to Q1 2005 resulted primarily from higher cash operating costs at the Sao Bento mine and lower gold sales. Both higher cash operating costs and lower gold sales are a direct result of the continued congestion at the bottom of the mine as a result of construction related to the shaft deepening and the requirement to handle waste and haul ore to the surface for processing.

Investing Activities

In Q1 2005 we invested $13.0 million in property, plant and equipment.  At the Sao Bento mine, our capital expenditures of $2.67 million were primarily related to underground ventilation and underground development. Capital expenditures of $10.10 million at the Kisladag mine relate to construction activities.

Financing Activities

Eldorado at March 31, 2005 is debt free and unhedged.

Proceeds from the Issue of Common Shares

We raised $0.35 million in Q1 2005 from the exercise of stock options.

We believe Eldorado has the cash available and the ability to generate sufficient amounts of cash from operations in the short and long term to maintain planned production. We also believe that we will be able to raise capital as needed in the capital markets as opportunities for expansion arise.

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

Cash Resources and Liquidity

At March 31, 2005, we had cash and short-term investments of $120.70 million resulting in working capital of $127.04 million, compared with $135.39 million and working capital of $144.02 million at the beginning of the year. The decrease in cash and short-term investments primarily resulted from our expenditures for property, plant and equipment.

7. Contractual Obligations

Our contractual obligations at March 31, 2005, including payments due for each of the periods indicated, are summarized as follows:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total
($000)
Operating leases	$208	$215	$170	$170	$174	$945	$1,882
Capital expenditures	19,803	12	-	-	-	-	19,815
Purchases obligations	5,878	6,607	6,607	6,209	-	-	25,301

Total	$25,889	$6,834	$6,777	$6,379	$174	$945	$46,998

Capital expenditures in 2005 of $19,803 relate to purchases for the construction of the Kisladag mine.  Purchase obligations of $5,878 relate to energy, oxygen and other contracts at the Sao Bento mine.

8. Summary of Quarterly Results and First Quarter Review

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
($000) except per share amounts	2005	2004	2004	2004
Revenue	$7,882	$9,560	$9,156	$7,259
Net income (loss) 1	$(8,981)	$(10,263)	$(1,343)	$(1,673)

Basic (loss) Income per share - U.S.$	(0.03)	(0.04)	-	(0.01)
Diluted (loss) Income per share - U.S.$	(0.03)	(0.04)	-	(0.01)

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
	2004	2003	2003	2003
Revenue	$9,940	$9,592	$9,841	$9,348
Net income (loss) 1	$(663)	$(46,528)	$(1,631)	$1,447

Basic (loss) Income per share - U.S.$	-	(0.21)	(0.01)	0.01
Diluted (loss) Income per share - U.S.$	-	(0.21)	(0.01)	0.01

1 Net Income (loss) figures have been restated for the quarters to reflect the non-cash year end adjustments in fiscal 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

9. Critical Accounting Estimates

The Company utilizes certain critical accounting estimates as follows:

Reserves and Resources

Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve. The project mineral reserves are classified as such by both Canadian and US regulatory authorities.

Cautionary note to US investors concerning estimates of inferred mineral resources: We advise US investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the US Securities and Exchange Commission does not recognize it. "Inferred Mineral

Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. US investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

We estimate the future price of gold based on historical trends and published forecasted estimates. Our five-year plan currently assumes the following prices:

	2005	2006	2007	2008	2009

Gold price (US$/oz)	400	375	375	375	350

The resulting average price is $375 per ounce.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs, however, include estimates of currency foreign exchange and inflation trends.

Stock-Based Compensation

When determining the fair-value for awards of stock options to employees, officers and directors using the Black Scholes Model.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate - among other things - the mine closure date and the credit-adjusted risk-free rate.

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

10. Risks and Uncertainties

Gold Price

Eldorado's profitability is linked to the price of gold as our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado's profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties is dependent on the appropriate application of the laws in the countries in which we operate.

Capital and Operations

Our exploration and development activities and our operations are located in Brazil, Turkey and China and face potential political risks in these countries. As well, the business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

As we currently have only one producing mine, any adverse development affecting Sao Bento would have a negative impact on our financial performance.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

We have sufficient financial resources to undertake our planned exploration and development program. Further exploration and development of mineral resource properties or acquisitions beyond this may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any changes to these laws in the future could adversely affect Eldorado's financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business. We cannot predict the outcome of these legal proceedings with certainty.

Currency Fluctuations

We operate in numerous countries - including the US, Canada, Brazil, Turkey and China - and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Brazil, Turkey and China. These operations are potentially subject to a number of political, economic and other risks which may have an impact on our future operations and financial position.

MANAGEMENT DISCUSSION AND ANALYSIS

1st Quarter ended March 31, 2005 and 2004

11. Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian Generally Accepted Accounting Principles (GAAP), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they are unlikely to be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Reconciliation of Cash Operating Costs per Ounce 1	Q1	Q1
	2004	2003

Gold Ounces Sold	16,910	22,793

Cash Operating Cost - ($000)
Operating costs	$7,982	$6,265
Royalty expense and production taxes	(138)	(173)
Effects of inventory adjustments	560	199
Expense of certain development costs	(1,528)	-
Cash Operating Cost	$6,876	$6,291

Cash Operating Cost per ounce	$407	$276

¹ Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Statement of Operations and include the Sao Bento mine site operating costs excluding the above.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Eldorado Gold Corporation (the "Issuer") for the interim period ending March 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

April 28, 2005

"Paul N. Wright"
Paul N. Wright President & Chief Executive Officer

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Earl W. Price, Chief Financial Officer of Eldorado Gold Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Eldorado Gold Corporation (the "Issuer") for the interim period ending March 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

April 28, 2005

"Earl Price"
Earl W. Price Chief Financial Officer